Barclays PLC One Churchill Place London E14 5HP
Pradip Bhaumik Senior Assistant Chief Accountant Securities and Exchange Commission Washington DC 20549 USA 29 July 2013

Barclays PLC and Barclays Bank PLC

Form 20-F for the fiscal year ended 31 December 2012, filed 13 March 2013

Form 6-K, filed 16 April 2013

Files No. 001-09246 and 001-10257

Dear Mr Baumik,

I write regarding your letter dated 21 June 2013 (the “Comment Letter”) relating to the filings listed above. On 26 July 2013, we submitted our response to the Comment Letter, with the exception of Comments 1 and 2, for which we request a submission date of 31 October 2013.

We have completed the scoping exercise to determine the work necessary to respond to those comments. We now anticipate that the enquiries and analysis necessary to complete the responses will require considerable time and resources. Barclays will need to make extensive enquiries across its banking businesses, which will entail a number of concurrent activities to gather data from a number of data sources, including those relating to payments and cross border transactions in a range of currencies, and making enquiries of third parties, including correspondent banks in the UK and internationally. This leads us to ask for this delayed submission date.

As discussed with you, due to the extensive nature of these enquiries, we intend to gather and provide 2012 data only and make a statement that the information for the earlier years would not be significantly different, unless it comes to our attention as a result of our investigations that this is not the case we will notify the SEC accordingly.

Please contact Andrew Carnes, in our Financial Crime Legal department, or me should you require additional information.

Yours sincerely,

/s/ C.G. Lucas

C.G. Lucas

Group Finance Director

Cc	Stephanie Ciboroski

(Securities and Exchange Commission)

George H. White

John O’Connor

(Sullivan & Cromwell LLP)